Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

September 1, 2017

VIA EDGAR
Ms. Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Automatic Data Processing, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 22, 2017
Soliciting Material Pursuant to Rule 14a-12
Filed August 24, 2017
File No. 001-05397

Dear Ms. Piland Posil:

Set forth below are our responses to the comments raised in your letter dated August 30, 2017 (the “Comment Letter”).  Automatic Data Processing, Inc. (the “Company”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Preliminary Proxy Statement on Schedule 14A, filed August 22, 2017 and Soliciting Material Pursuant to Rule 14a-12 filed August 24, 2017.    The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comments as set forth in the Comment Letter and provided our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Preliminary Proxy Statement on Schedule 14A and Soliciting Material Pursuant to Rule 14a-12.

Preliminary Proxy Statement on Schedule 14A

Proposal 1 Election of Directors, page 15

1.	Disclosure indicates that proxies “may be voted for substitute nominees designated by the board of directors.” Please revise to clarify when proxies would be voted for substitute nominees. In addition, please confirm for us that should the company nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

RESPONSE:

We confirm that should we nominate substitute nominees before the meeting, we will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

In our next updated filing of our Preliminary Proxy Statement on Schedule 14A, which we plan on filing concurrently with this Comment Letter, we will include the following language in Proposal 1 Election of Directors:

It is expected that all nominees proposed by our board of directors will be able to serve on the board if elected. However, if before the election one or more nominees are unable to serve or for good cause will not serve (a situation that we do not anticipate), the proxy holders will vote the proxies for the remaining nominees and for substitute nominees chosen by the board of directors (unless the board reduces the number of directors to be elected). If any substitute nominees are designated, we will file an amended proxy statement that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and includes certain biographical and other information about such nominees required by the rules of the SEC.

Compensation Discussion and Analysis, page 38

Fiscal Year 2017 Business Highlights, page 38

2.	Disclosure indicates that the annual cash bonus plan for executive officers is based in part on adjusted earnings before interest and taxes growth, a non-GAAP measure. Disclosure also indicates that this measure excludes “certain” interest expense and income. Please clarify how this non-GAAP measure is calculated from the audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K. In this regard, we note the disclosure in footnote (a) on page 21 of the Form 10-K for fiscal year 2017 clarifies that interest income and interest expense related to your client funds extended investment strategy are not excluded because you “believe these amounts to be fundamental to the underlying operations of [y]our business model.”

RESPONSE:

In our next updated filing of our Preliminary Proxy Statement on Schedule 14A, which we plan on filing concurrently with this Comment Letter, we will include the following footnote language to our Annual Cash Bonus Plan Table in the Executive Summary of our Compensation Discussion and Analysis:

Our adjusted EBIT measure excludes the impact of taxes, certain interest expense, certain interest income, and certain other items. We continue to include the interest income earned on investments associated with our client funds extended investment strategy and interest expense on borrowings related to our client funds extended investment strategy as we believe these amounts to be fundamental to the underlying operations of our business model. Refer to the table in Annex A for a reconciliation from net earnings from continuing operations to adjusted EBIT for fiscal 2017 and 2016.

In addition, we will include the following language and table in Annex A of our Preliminary Proxy Statement:

Refer to the table below for a reconciliation from net earnings from continuing operations to adjusted EBIT for fiscal 2017 and 2016.  Our adjusted EBIT measure excludes the impact of taxes, certain interest expense, certain interest income, and certain other items.  We continue to include the interest income earned on investments associated with our client funds extended investment strategy and interest expense on borrowings related to our client funds extended investment strategy as we believe these amounts to be fundamental to the underlying operations of our business model. The adjustments in the table below represent the interest income and interest expense that is not related to our client funds extended investment strategy and are labeled as “All other interest expense” and “All other interest income.”  In addition to the table below, our Annual Cash Bonus Plan Results exclude the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target.

(amounts in millions USD)	Twelve Months Ended
	June 30,
	2017	2016

Net earnings from continuing operations	$1,733.4	$1,493.4
Adjustments:
Provision for income taxes	797.7	741.3
All other interest expense	59.3	47.9
All other interest income	(22.4)	(13.6)
Gain on sale of businesses	(205.4)	(29.1)
Gain on sale of building	—	(13.9)
Workforce Optimization Effort	(5.0)	48.2
Service Alignment Initiative	90.0	—
Adjusted EBIT	$2,447.6	$2,274.2

Compensation Principles, page 44

3.	Disclosure indicates that the company believes that “growth in revenue, adjusted EBIT, new business bookings and net income are the most important measures of the successful execution of [y]our objectives and the delivery of sustainable long-term stockholder value.” Please revise to identify the components of new business bookings.

RESPONSE:

In our next updated filing of our Preliminary Proxy Statement on Schedule 14A, which we plan on filing concurrently with this Comment Letter, we will include the following language in the Executive Summary of our Compensation Discussion and Analysis:

We continue to believe that growth in revenue, adjusted EBIT (as defined below), new business bookings1 and net income are the most important measures of the successful execution of our objectives and the delivery of sustainable long-term stockholder value.

1 Our new business bookings definition includes annualized recurring revenues anticipated from sales orders to new and existing clients for Employer Services and Professional Employer Organization (“PEO”) Services and excludes revenue that is one-time in nature and excludes zero-margin PEO pass-through revenues.

Soliciting Material Pursuant to Rule 14a-12

4.	Please provide us with support for the following statements by Mr. Rodriguez during the CNBC interview on August 21, 2017:

—	“[O]n our new business bookings number, apparently they’ve come to the conclusion that we somehow are including the pass-throughs of our PEO business in the booking results, which is not accurate.”

—	“That is not correct. … throughout that entire time, our sales headcount growth has been half, on a compounded basis, half of the growth of sales. Hence, we have achieved productivity.”

—	“Very close.” (responding to Mr. Cramer’s question as to whether the company has margins of 40% on the small to midsize business)

RESPONSE:

Our new business bookings for fiscal 2017 includes approximately $300 million of new business bookings for the PEO.  Consistent with the prior years, this does not include amounts related to zero margin pass-through revenues, which represent approximately 80% of our pass-throughs.

We have included Appendix A, which shows that net new business bookings has grown annually by 7% versus headcount growth of 4% annually from 2011 to 2017.

Lastly, the margins in our down and mid-market businesses combined were approximately 40% for the fiscal year ended June 30, 2017.

   *     *     *     *

Please feel free to contact me at 973-974-5572 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Jan Siegmund
Jan Siegmund
Chief Financial Officer

Cc:
Deloitte & Touche LLP
Karen Valerie, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Steven J. Williams, Partner

APPENDIX A

Increasing New Business Bookings Productivity

World Class Salesforce Is Growing Bookings and Productivity

Healthy Growth in Bookings

Worldwide New Business Bookings ($B) (1)

FY11-FY16 CAGR
of 10%
7%
CAGR
1.65
1.1
33%
CAGR
6%
CAGR
FY11
FY17

Headcount Growth Slower than Bookings Growth

Worldwide Salesforce Headcount ('000s)

FY11-FY16 CAGR
of 3%
4%
CAGR
6.3
4.9
13%
CAGR
4%
CAGR
FY11
FY17

Field Inside

1

Increasing New Business Bookings Productivity FY11-FY16 CAGR of 10% FY11-FY16 CAGR of 3% World Class Salesforce Is Growing Bookings and Productivity Healthy Growth in Bookings Headcount Growth Slower than Bookings Growth Worldwide New Business Bookings ($B) (1) Worldwide Salesforce Headcount (‘000s) 1.    New business bookings do not include zero-margin pass-throughs FY17 Field Inside